Filed Pursuant to Rule 433
Registration No. 333-266624-02

ENTERGY TEXAS, INC.

$500,000,000

First Mortgage Bonds,

5.25% Series due April 15, 2035

Final Terms and Conditions

February 24, 2025

Issuer:	Entergy Texas, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (stable outlook) by Moody’s Investors Service, Inc. A (stable outlook) by S&P Global Ratings

Trade Date:	February 24, 2025

Settlement Date (T+3)(2):	February 27, 2025

Principal Amount:	$500,000,000

Interest Rate:	5.25%

Interest Payment Dates:	April 15 and October 15 of each year

First Interest Payment Date:	October 15, 2025

Final Maturity Date:	April 15, 2035

Optional Redemption Terms:	Make-whole call at any time prior to January 15, 2035 at a discount rate of Treasury plus 15 bps and, thereafter, at par

Benchmark Treasury:	4.625% due February 15, 2035

Benchmark Treasury Price:	101–25

Benchmark Treasury Yield:	4.402%

Spread to Benchmark Treasury:	+88 bps

Re-offer Yield:	5.282%

Price to Public:	99.740% of the principal amount

Net Proceeds After Underwriting Discount and Before Expenses:	$495,450,000

CUSIP / ISIN:	29365T AQ7 / US29365TAQ76

Joint Book-Running Managers:	BNP Paribas Securities Corp. Mizuho Securities USA LLC MUFG Securities Americas Inc. Regions Securities LLC Scotia Capital (USA) Inc.

Co-Manager:	Siebert Williams Shank & Co., LLC

(1)

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Rating outlook is assigned at the issuer level and not to individual securities and may be subject to revision at any time.

(2)

It is expected that delivery of the bonds will be made on or about February 27, 2025, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day (T+1), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the bonds will initially settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than one business day prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNP Paribas Securities Corp. toll-free at 1-800-854-5674, (ii) Mizuho Securities USA LLC toll-free at 1-866-271-7403, (iii) MUFG Securities Americas Inc. toll-free at 1-877-649-6848, (iv) Regions Securities LLC toll-free at 1-800-734-4667, or (v) Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.

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